SOL STRATEGIES JUNE 2026 MONTHLY BUSINESS UPDATE

Houdini Swap distribution expands through Jumper integration

TORONTO, July 2, 2026 - SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) ("SOL Strategies" or the "Company"), a digital asset infrastructure company focused on high performance blockchain and privacy technologies, today shared a corporate update for the month of June 2026.

Houdini Swap: SOL Strategies closed the Houdini Swap acquisition on June 1, 2026. On June 18, 2026, SOL Strategies announced that Houdini Swap was integrated with Jumper, the multi-chain aggregation app that processes more than $1 billion in monthly volume*. Houdini Swap is now integrated into a distribution network spanning partners that collectively claim tens of millions of registered users.†
†Figures are partner-reported, definitions differ and overlap across partners may be  significant

Houdini Swap / Jumper Integration: The integration is now live, and Jumper users can perform Swap, Bridge, and Receive transactions privately, directly on jumper.xyz, powered by Houdini's API. Jumper is built on LI.FI's routing infrastructure, which aggregates 20+ bridges and 30+ DEXs and aggregators across 60+ chains.

Treasury Management: On June 8, 2026, SOL Strategies announced that it settled approximately CAD $5.75 million of debt through the sale of 65,001 SOL at an average price of CAD $87.88 per SOL. The decision reflected a deliberate approach to capital and risk management during a period of market volatility. The Company manages its balance sheet actively in service of its operating business, and the improved balance sheet positions the Company to focus fully on its operating businesses heading into the second half of 2026. As of June 30, 2026, the Company's treasury held 460,017  SOL (~CAD $50.6mm**).

Non-Solana Validator Wind-Down: During June, the Company wound down its non-Solana validators on the Sui and Monad networks. These validators were not material to revenue and the decision reflects the Company's continued focus on its Solana infrastructure and privacy technology businesses.

Houdini Swap Operations:

Houdini Swap, the Company's wholly-owned, non-custodial, privacy-focused cross-chain swap aggregator, completed its first full month of operations within SOL Strategies following the June 1 acquisition close.

  Cumulative Swap Volume (since launch): Over USD $2.7 billion*

  Cumulative Swap Count: Over 1.1mm Swaps

  Swap Volume June: Over 65mm in volume  over 34,000 swaps

*Source: https://app.houdiniswap.com/analytics

STKESOL Liquid Staking Platform:

  Total SOL Staked in STKESOL: 646,528 SOL

  Unique STKESOL Holders: 1,336

Validator Network Operations:

  Assets Under Delegation (AuD): 3,468,602 SOL (including treasury stake, liquid stake, and third-party delegation)

  Unique Wallets Served: 33,106

  Validator Uptime: 100% across all proprietary Solana validators

  Peak APY Delivered: 5.84% vs. 5.53% network average

  Net SOL earned in June from proprietary validators: 661 SOL**

Company Treasury Holdings:

  Total Treasury SOL (including liquid staked SOL): 460,017 SOL (~CAD $50.6mm)

**Based on a SOL/CAD rate of $110.07 as published by Kraken at 03:29 PM ET on 07/01/2026.
***Validator revenue net of voting costs

Management Commentary

Michael Hubbard, CEO of SOL Strategies, stated: "A year ago we were a validator business. Today, we've got validators, a liquid staking token, institutional staking clients, and a privacy infrastructure business doing real revenue. June was the month where all of that started operating under one roof in a way that felt clean. The balance sheet is lighter, the team is focused on Solana, and every part of the business feeds the others. We're in a genuinely different position heading into the final quarter of our financial year."

Transition to Event-Driven Communications: This is the final monthly business update from SOL Strategies. The Company will continue to issue press releases, quarterly earnings, and ad-hoc updates as developments occur. All filings and materials remain available at www.solstrategies.io/investor-relations, on SEDAR+ at www.sedarplus.ca, and on EDGAR at www.sec.gov.

Upcoming Investor Events

H.C. Wainwright 28th Annual Global Investment Conference

  Date: September 14-16, 2026

  Location: NYC, Register

About SOL Strategies

SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) is a digital asset infrastructure company focused on high-performance blockchain and privacy technologies. Headquartered in Toronto, the Company operates staking infrastructure and privacy technology on public blockchain networks, serving a broad range of participants from individual SOL holders to institutional clients.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Investor Contacts:

Doug Harris, Chief Financial Officer, 416-480-2488
John Ragozzino, CFA, solstrategies@icrinc.com, 203-682-8284
Media Contact: solstrategies@scrib3.co

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward‐looking statements and information. More particularly and without limitation, this news release contains forward‐looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the Company's expectations for its balance sheet and operating focus in the second half of 2026, the Company's plans for future communications, including press releases, quarterly earnings, and ad-hoc updates, and the Company's anticipated participation in upcoming investor events. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.